Exhibit 21

Consent of Jean-Francois Ravenelle

I hereby consent to the inclusion of the information reviewed and approved by me relating to exploration in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 on the Company (File No. 333-279369).

Signed this 24th day of February, 2025

Yours truly,

/s/ Jean-Francois Ravenelle
Name:	Jean-Francois Ravenelle
P.Geo.